SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OCLARO, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

67555N206
(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 67555N206

1)

Name of Reporting Person

Kopp Family Office, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	9,718,293*

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	9,718,293*

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

9,718,293*

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11)

Percent of Class Represented by Amount in Row (9)

5.8%

12)

Type of Reporting Person

OO

*  These shares are owned by clients of Kopp Family Office, LLC (“KFO”) and are held in discretionary accounts managed by KFO.

SCHEDULE 13G

CUSIP No. 67555N206

1)

Name of Reporting Person

Kopp Holding Company, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	10,573,443

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	7,566,953

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

10,573,443

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11)

Percent of Class Represented by Amount in Row (9)

6.3%

12)

Type of Reporting Person

HC

SCHEDULE 13G

CUSIP No. 67555N206

1)

Name of Reporting Person

LeRoy C. Kopp

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	10,573,443

7)	Sole Dispositive Power:	3,048,340

8)	Shared Dispositive Power:	7,566,953

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

10,615,293

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11)

Percent of Class Represented by Amount In Row (9)

6.3%

12)

Type of Reporting Person

HC, IN

SCHEDULE 13G

CUSIP No. 67555N206

ITEM 1(a).

Name of Issuer.

OCLARO, INC.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

225 Charcot Avenue

San Jose, California 95131

ITEM 2(a).

Names of Persons Filing.

1)

Kopp Family Office, LLC

2)

Kopp Holding Company, LLC

3)

LeRoy C. Kopp

This statement is filed by Kopp Family Office, LLC on behalf of all of the above persons pursuant to Rule 13d-1(k).  Attached is an agreement in writing among the above persons that this statement be so filed on behalf of each of them.  KFO operates as a family office pursuant to Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended.  KFO is wholly-owned by Kopp Holding Company, LLC, which is controlled by Mr. Kopp.

This Schedule 13G is being jointly filed by Kopp Family Office, LLC, Kopp Holding Company, LLC and LeRoy C. Kopp (the “Reporting Persons”).

ITEM 2(b).

Address of Principal Business Office.

All reporting persons may be contacted at 8400 Normandale Lake Boulevard, Suite 1450, Bloomington, Minnesota 55437.

ITEM 2(c).

Citizenship or Place of Organization.

Kopp Family Office, LLC and Kopp Holding Company, LLC are Minnesota limited liability companies.  Mr. Kopp is a United States citizen.

ITEM 2(d).

Title of Class of Securities.

This statement pertains to the shares of common stock, $0.01 par value, of Oclaro, Inc. (the “Common Stock”).

ITEM 2(e).

CUSIP Number.

67555N206

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

The filing of this statement shall NOT be construed as an admission that the persons filing are beneficial owners of the shares covered by this statement for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.  Neither any of the reporting persons nor any client or shareholder thereof is a member of a “group” for any purpose.

ITEM 5.

Ownership of Five Percent of Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [   ]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales.  No person individually has an interest that relates to more than five percent of the class.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a).

ITEM 8.

Identification and Classification of Members of the Group.

N/A

ITEM 9.

Notice of Dissolution of Group.

N/A

ITEM 10.

Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 12th day of January, 2018.

KOPP FAMILY OFFICE, LLC

/s/ LeRoy C. Kopp

BY:  LeRoy C. Kopp

TITLE:  President

KOPP HOLDING COMPANY, LLC

/s/ LeRoy C. Kopp

BY:  LeRoy C. Kopp

TITLE:  Sole Governor

LEROY C. KOPP

/s/ LeRoy C. Kopp

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached be filed on behalf of:  Kopp Family Office, LLC, a Minnesota limited liability company; Kopp Holding Company, LLC, a Minnesota limited liability company, of which Kopp Family Office, LLC is a wholly-owned subsidiary; and LeRoy C. Kopp, who controls 100% of the outstanding capital stock of Kopp Holding Company, LLC.

Dated:  January 12, 2018

KOPP FAMILY OFFICE, LLC

/s/ LeRoy C. Kopp

BY:  LeRoy C. Kopp

TITLE:  President

KOPP HOLDING COMPANY, LLC

/s/ LeRoy C. Kopp

BY:  LeRoy C. Kopp

TITLE:  Sole Governor

LEROY C. KOPP

/s/ LeRoy C. Kopp